



EDWARDS

FULLY INVESTED IN OUR CLIENTS

























CORPORATE PROFILE A.G. Edwards, Inc. is a holding company whose subsidiaries provide securities and commodities brokerage, investment banking, trust, asset management, retirement and financial planning, and insurance products and services. A.G. Edwards and its affiliates encompass nearly 7,000 financial consultants with [illegible] and two European locations in London, England, and Geneva, Switzerland. Its principal subsidiary, A.G. Edwards & Sons, Inc., provides a full range of [illegible] The firm [illegible] corporate, government and municipal clients [illegible] and its St. Louis headquarters.



FINANCIAL HIGHLIGHTS

A.G. Edwards, Inc.
(For fiscal year ended February 28 or 29)


MAY 18 2004
PROCESSING
SECTION
D.C.

(In thousands, except per share data and other data)	2004	2003	2002	2001	2000
Operating Results					
Net Revenues	$2,496,355	$2,194,001	$2,338,413	$2,741,206	$2,796,189
Net Earnings	$ 159,485	$ 118,828	$ 71,501	$ 287,477	$ 382,921
Net Earnings as a Percent of Net Revenues	6.4%	5.4%	3.1%	10.5%	13.7%
Return on Average Equity	9.2%	7.1%	4.4%	17.2%	22.9%
Per Share Data					
Earnings					
Diluted	$ 1.97	$ 1.46	$ 0.88	$ 3.43	$ 4.08
Basic	$ 1.99	$ 1.48	$ 0.89	$ 3.50	$ 4.16
Cash Dividends	$ 0.64	$ 0.64	$ 0.64	$ 0.64	$ 0.61
Book Value	$ 22.08	$ 20.92	$ 20.42	$ 20.29	$ 19.69
Financial Condition					
Stockholders' Equity	$1,778,319	$1,688,537	$1,647,796	$1,626,344	$1,717,122
Total Assets	$4,435,059	$3,980,094	$4,187,170	$4,859,984	$5,347,587
Other Data					
Full-Time Employees	15,931	16,181	16,791	17,086	15,451
Financial Consultants	6,980	7,222	7,384	7,073	6,823
Locations	710	709	705	696	672

Net Revenues
(For fiscal year ended February 28 or 29)
($ in millions)


$3,500
$2,800
$2,100
$1,400
$ 700
00
01
02
03
04

Net Earnings
(For fiscal year ended February 28 or 29)
($ in millions)


$500
$400
$300
$200
$100
00
01
02
03
04

Diluted Earnings per Share
(For fiscal year ended February 28 or 29)


$5.00
$4.00
$3.00
$2.00
$1.00
00
01
02
03
04

Client Assets

(For fiscal year ended February 28 or 29)

Total Client Assets* vs. S&P 500
($ in billions)


Client Assets
S&P
$360
1920
$300
1600
$240
1280
$180
960
$120
640
$ 60
320
00
01
02
03
04
Client Assets
S&P 500

Percentage of Total Client Assets in Fee-Based Accounts


12%
10%
8%
6%
4%
2%
00
01
02
03
04

*Total Client Assets have been adjusted to include those assets acquired through A.G. Edwards that are held by other organizations.


Our Clients
Financial Consultants
Home Office

Robert L. Bagby
Chairman and Chief Executive Officer

What a difference a year makes. In fiscal 2004, A.G. Edwards' net earnings were 34 percent higher than in fiscal 2003, growing to $159 million, or $1.97 diluted earnings per share. That compares with net earnings of $119 million, or $1.46 diluted earnings per share, last year. These results include a number of significant milestones:

- *Our client asset base grew to $300 billion — its highest level in more than three years.* I attribute this asset growth to better market conditions and the efforts of our financial consultants to attract assets from both our new and existing clients.
- *Client assets in fee-based accounts reached an all-time high of $27.3 billion* as our clients showed a greater interest in the expanding number of fee-based products and services we offer.
- *Investment banking revenues hit a record high of $322 million,* a 26 percent increase from our previous record. Our disciplined approach of focusing on selected sectors and products made this growth possible.
- *Stockholders' equity also reached a new high of $1.78 billion,* even as we continue to repurchase shares and pay a competitive dividend.

Our employees' hard work and dedication, along with improvements in the financial markets and investor confidence, contributed to our improved performance in fiscal 2004. While we are pleased with these results, we remain focused on our long-term strategy to keep A.G. Edwards strong, profitable and independent.

Our strategy focuses on four key areas: leveraging our brand, improving our technology platform, building our financial consultant and branch-office network, and enhancing our employee training. We made many important strides toward executing this strategy in fiscal 2004:

LEVERAGING OUR BRAND On Feb. 17, 2004, after a year of careful research and planning, we began advertising nationally for the first time in our 117-year history. This was an exciting step for us. I hope you saw some of our new ads, which aired on a variety of business and lifestyle television networks, were printed in a number of widely-read publications and appeared on high-profile business Web sites.

At the same time, we introduced a new tag line, "Fully Invested in Our Clients," and a new logo — a stylized wing and flame — that represents the freedom of our financial consultants to serve their clients' best interests and the passion that drives the firm and our employees. Together these elements reflect our client-focused history and the values that set us apart in the financial services marketplace.

I am confident we are increasing our visibility and creating a new awareness of A.G. Edwards as the best choice for investors. As with any branding effort, this initiative will require a long-term commitment to be effective. We will continue to invest in our branding effort for many years to come in order to attract new clients, strengthen employee pride and increase profitability.

TECHNOLOGY We have also taken some important steps during the past year to update and consolidate our technology. Through our Gateway Initiative and other efforts, we are reducing the number of servers and operating systems used by the firm. We are centralizing our data to enhance efficiency and give us better client information. Also this fall, we plan to transition our trade processing to an application service provider, which will bring more flexibility to our cost structure and let us devote our technology resources to enhancing the relationships between our financial consultants and their clients.

FINANCIAL CONSULTANT RECRUITING The growth in our revenues and client assets can be attributed in part to our ongoing efforts to hire experienced financial consultants whose revenue production puts them in the top half of our sales force. In 2004 and beyond we must continue to grow our financial consultant workforce and strengthen our branch network. Our branch managers and regional officers are recruiting experienced financial consultants as well as trainees who fit our client-first culture and can make significant contributions to our firm. Although we continue to see some financial consultants retire or leave the business because of the lingering effects of the recent bear market, we believe the quality of our sales force is improving as a result of our recruiting strategy.

TRAINING Having the best-trained and best-educated professionals in the financial services industry is one of our top priorities, and that is why we continue to invest in A.G. Edwards University, our comprehensive training curriculum. All of our employees are encouraged to attend classes either at our state-of-the-art Learning Center in St. Louis, via the firm's intranet or through "Virtual Xchange" — our interactive, online training tool. We believe well-trained employees are better prepared to serve our clients.

Our diverse training curriculum gives our financial consultants the opportunity to earn additional professional designations that broaden their expertise and knowledge in specific areas. We were pleased to see the number of financial consultants who earned additional designations grow to more than 2,000 from 1,400 in the past year. These designations are generating results. In fiscal 2004, financial consultants with a designation in financial planning, retirement planning, or estate/trust services had production levels that were 24 percent higher than the firm's average revenue production per financial consultant.

We are proud of all these accomplishments and look forward to building on them in the coming years.

While I am pleased with our progress in these important areas, I am particularly proud of something that has not changed at our firm: our employees' feelings about A.G. Edwards. For the ninth consecutive time, our employees' positive opinions of the firm helped us become one of "The 100 Best Companies to Work For in America." Also, we earned high rankings in an anonymous survey of financial consultants by a leading securities industry magazine. In the survey, A.G. Edwards consistently ranked No. 1 or No. 2 among top brokerage firms in key categories such as strategic focus, ongoing training, freedom from pressure to sell certain products and overall ethics. These achievements are especially meaningful because I strongly believe that if our employees enjoy working for A.G. Edwards and believe in our business model, they will serve our clients to the best of their abilities and continue to earn our clients' trust.

At A.G. Edwards, we know trust is essential to any successful relationship. This trust is based on credibility, especially in the marketplace. Unfortunately, our industry's credibility has come under question again, this time as a result of issues surrounding mutual funds. These issues will no doubt lead to more regulatory changes. Whatever changes may occur with mutual funds, we will continue to assess a client's financial situation and objectives and then recommend those investments that best meet the client's individual needs. We offer more than 11,000 mutual funds — none of them are proprietary — so we can objectively recommend the appropriate fund for each client. We believe this approach is consistent with our client-first philosophy.

Any regulatory changes that do come as a result of the mutual fund issues will only add to the already substantial number of new requirements we have faced in the past two years. Dealing with these ongoing changes has been challenging. I commend everyone at A.G. Edwards for doing their best to not only comply with these rules and regulations but to try to make them as transparent as possible for our clients. This is a true test of teamwork.

In this report, you'll continue to see how strong teamwork is required throughout A.G. Edwards to keep our clients' interests at the center of everything we do. Even though our clients interact primarily with our financial consultants and financial associates, they also are supported by a dedicated group of Home Office professionals who complete the full-service relationship. These professionals work in areas such as Operations, Private Client Services and Capital Markets. They research and evaluate investment opportunities. They develop new ideas, services and training to keep our financial consultants at the industry forefront. They keep our technology infrastructure running smoothly. In other words, the Home Office staff is an integral part of our business model, supporting our firm's financial consultants who, in turn, support our clients.

Our employees understand this approach is in the best interest of our clients and is what sets A.G. Edwards apart. I appreciate all of their efforts on behalf of our firm and thank them for being *fully invested in our clients*.

I also want to thank our shareholders for believing in our client-first mission and recognizing A.G. Edwards' long-term potential. In addition, I would like to thank our board members, including our newest director, Vicki Escarra, for their continued insight and support.

Every one of you contributes to the ongoing success of A.G. Edwards.



Robert L. Bagby
Chairman and Chief Executive Officer
April 2, 2004

AMAZING PEOPLE YOU'VE NEVER MET... BUT WHOSE JOB IT IS TO SUPPORT YOU

The truth is, our employees in branches across the country and in our St. Louis Home Office touch the lives of thousands of clients every day. One thing is certain, all of our employees — regardless of their role or location — share a business philosophy rooted in the Golden Rule. Simply put, we treat our clients the way we would want to be treated.





It's easy to say we're different.

Tom Sedoric, Senior Vice President – Investments;
Suzanne Mello, Financial Associate; Kimberly Neely, Senior Registered Financial Associate — Portsmouth, N.H.

Whether they are offering insight concerning the stock, bond or futures markets on network television; processing a customer statement; finishing up a client's retirement plan proposal; or checking on the status of a trade; all of our employees have one goal in mind — serving our clients.





It's another thing to structure our whole company to reflect that.

Stuart Freeman, Chief Equity Strategist; Bill O'Grady, Director of Futures Research

Although they might go unnoticed at times, hundreds of employees in our Home Office work behind the scenes to ensure that our account management and trade-processing systems run smoothly. These departments and systems are our operational backbone and touch every one of our clients' accounts in some way. While innovations in technology and automation will help us satisfy the growing needs of our clients, we also know that personalized attention will never go out of style.



Brenda Moore, Supervisor, Incoming Transfers

We provide our clients financial services of value. We get to know our clients, earn their trust and serve as their consultants by putting their interests ahead of our own. We do this by putting our clients — not our Home Office — at the top of our corporate model. Our clients are supported by our financial consultants, who are supported by the strong foundation of expertise in our Home Office. By structuring the company this way, we've made sure our financial consultants are tuned in to our clients' needs, not a corporate mandate.



Bob Topolski, Optional Offer Specialist, Reorganization; Shawn Mast, Supervisor, New Accounts

We constantly evaluate our technical infrastructure and look for improvements that benefit our clients. Recently we embarked on a multiyear project — the Gateway Initiative — to enhance our securities-processing and information technology platforms. These improvements will create an efficient platform for growth, while giving our financial consultants an even better understanding of their clients' accounts. Employees across the firm, especially those in our Information Technology and Operations divisions, are contributing to make Gateway's business efficiencies a reality.





No product quotas. No corporate mandates.

Barry Craiglow, Project Analyst, Information Technology; Chuck Hardesty, Manager, Securities Accounting

This type of collaboration extends throughout our capital markets area. For example, our investment bankers work daily with individuals at many levels — especially those in our Syndicate Department — to structure transactions that balance the needs of our corporate and government clients with those of our retail and institutional investors. Our financial consultants aren't pressured to sell products, so our investment banking deals are offered strictly on their investment merits. While some might think this independence and objectivity is unusual, we think it's good business.





A full-service brokerage firm with one mission — serving our clients.

Curtis Goot, Managing Director – Investment Banking, Energy Group, Corporate Finance;
Rachelle Delahunt, Equity Syndicate Coordinator; Lorenzo Boyd, Managing Director – Investment Banking, Public Finance

Training that keeps us energized.

Keeping our focus on what matters most— being fully invested in our clients.



We believe our people are our brand and knowledge is our product. As a result, we are committed to having the best-educated, best-trained people in the industry. In fact, our employees benefit from an average of 51 hours of training per year. Why do we do it? Because we believe that education and training are the two most important resources we can provide our employees.

Matt Mizell, Supervisor of Learning and Technology; Melissa Waugh, Program Development Specialist
Training Department





By making this investment, we keep our employees up-to-date on the latest industry developments and service innovations and provide them the professional development opportunities that keep them energized. Whether at our new 200,000-square-foot Learning Center in St. Louis, via our intranet or through broadcast sessions carried by our internal TV network, our branch and Home Office employees can participate in a variety of training courses offered through A.G. Edwards University.

Emily Miller, Training Assistant; Johnnie Reddick (seated), Business Development Coach, Senior Trainer; John Hagedorn, Manager of Continuing Education
Training Department

So without any product quotas, what guides the investment decisions of our financial consultants? Many turn to the collective observations and insights of our Investment Strategy Committee, which is made up of the leading strategists from across the firm. They bring to the table our best thinking in the areas of economic research and the equity, fixed-income and futures markets. Committee members analyze and discuss market and economic events and make investment and asset allocation recommendations based on their observations.



Mark Keller, Chairman, Investment Strategy Committee and Chief Investment Officer, A.G. Edwards Asset Management; Gary Thayer, Vice Chairman, Investment Strategy Committee and Chief Economist

Helping provide solid investment research is also something we take very seriously. With more than 130 research professionals, our Research Department reviews and evaluates more than 700 equity and fixed-income securities. Like our financial consultants, our analysts are free to "call 'em like they see 'em." Not only does that give our retail and institutional clients objective and straightforward advice, but it's also the right thing to do.



John Beach, Senior Fixed-Income Analyst; Bruce Buerkle, Portfolio Reviews Supervisor; Kathleen Young, Equity Portfolio Strategist
Research Department

Backing our financial consultants and their clients is an experienced team of financial planning experts in our Home Office. These professionals can address a variety of financial challenges, including business succession issues, estate and retirement planning, and comprehensive portfolio reviews, along with more specialized services for higher net worth individuals.





Helping our clients manage their financial futures.

Jeffrey McMillian, OnTrack Sales Support Specialist; Theresa Fry, Manager, IRA and Distribution Services; Stan Kim, Corporate Retirement Plan Specialist; Bridget Ogan, Administrative Assistant and Ron Sherod, Financial Planning Specialist, High Net Worth/Concentrated Equity Group; Maggie Cook, Financial Planning Associate — Private Client Services Department

But when it comes right down to it, it's our financial consultants and our financial associates who put it all together and bring these services to our clients — when our clients need them, not when directed by a corporate mandate. Our financial consultants are free to take the time to listen and understand their clients and then offer solutions that address their needs rather than work to meet some target set by the firm.





That's something we don't take lightly.

Laura Hussey, Branch Manager, Vice President – Investments;
Donna Bowen, Financial Associate; Jessica McKnight, Registered Financial Associate — Eureka, Calif.

So what happens when our financial consultants have the freedom to create financial plans that reflect the needs of their clients — not the company? Couples retire comfortably, kids graduate from college, newlyweds buy their first home, a business passes smoothly from one generation to the next. These are the true measures of our success.


We're confident with our financial consultant.

Jim and Judy Anderson — Eureka, Calif.

Treat clients the way you want to be treated, and good things will happen. This guiding principle has seen us through 22 U.S. presidents, two world wars and several stock market corrections. Most important, it's an approach that has helped millions of our clients successfully reach their financial goals. We've been doing business this way for the past 117 years, and we plan to do it this way for the next 117.


We're A.G. Edwards clients.

CONSOLIDATED FIVE-YEAR SUMMARY

A.G. Edwards, Inc.

Year Ended (In thousands, except per share amounts)	**February 29, 2004**	**February 28, 2003**	**February 28, 2002**	**February 28, 2001**	**February 29, 2000**
Revenues					
Commissions:					
Listed securities	$ 448,035	$ 387,483	$ 403,921	$ 482,136	$ 537,005
Options	23,669	23,485	28,453	55,883	62,708
Over-the-counter securities	115,425	70,864	111,065	295,921	331,992
Mutual funds	260,518	201,567	214,339	293,307	312,833
Commodities	39,953	26,371	17,966	16,540	17,305
Insurance	205,622	185,249	174,281	184,762	164,583
Total	1,093,222	895,019	950,025	1,328,549	1,426,426
Asset management and service fees:					
Distribution fees	340,656	315,981	359,558	355,077	317,648
Fee-based accounts	234,365	219,152	220,030	214,296	152,477
Service fees	109,708	90,493	79,694	83,625	74,406
Total	684,729	625,626	659,282	652,998	544,531
Principal transactions:					
Equities	79,662	58,436	73,553	114,363	90,202
Debt securities	217,224	252,688	246,131	177,912	194,016
Total	296,886	311,124	319,684	292,275	284,218
Investment banking:					
Underwriting fees and selling concessions	240,094	184,220	186,839	144,725	190,236
Management fees	81,767	66,960	69,590	28,572	35,483
Total	321,861	251,180	256,429	173,297	225,719
Interest:					
Margin account balances	74,662	86,189	150,365	331,980	225,319
Securities owned and deposits	21,130	19,838	21,603	28,419	23,269
Total	95,792	106,027	171,968	360,399	248,588
Other	6,384	10,239	6,592	31,630	89,525
Total Revenues	2,498,874	2,199,215	2,363,980	2,839,148	2,819,007
Interest expense	2,519	5,214	25,567	97,942	22,818
Net Revenues	2,496,355	2,194,001	2,338,413	2,741,206	2,796,189
Non-Interest Expenses					
Compensation and benefits	1,649,408	1,453,671	1,557,720	1,766,311	1,766,711
Communication and technology	272,047	282,603	295,353	242,530	159,258
Occupancy and equipment	137,617	134,149	133,240	126,594	105,297
Marketing and business development	46,853	40,177	41,612	51,767	42,744
Floor brokerage and clearance	22,495	22,464	21,912	22,957	21,667
Other	122,661	89,503	114,056	75,893	77,397
Restructuring	–	–	82,462	–	–
Total Non-Interest Expenses	2,251,081	2,022,567	2,246,355	2,286,052	2,173,074
Earnings Before Income Taxes	245,274	171,434	92,058	455,154	623,115
Income Taxes	85,789	52,606	20,557	167,677	240,194
Net Earnings	$ 159,485	$ 118,828	$ 71,501	$ 287,477	$ 382,921
Per Share Data:					
Diluted Earnings	$ 1.97	$ 1.46	$ 0.88	$ 3.43	$ 4.08
Basic Earnings	$ 1.99	$ 1.48	$ 0.89	$ 3.50	$ 4.16
Cash Dividends	$ 0.64	$ 0.64	$ 0.64	$ 0.64	$ 0.61
Book Value	$ 22.08	$ 20.92	$ 20.42	$ 20.29	$ 19.69
Other Data:					
Total Assets	$4,435,059	$3,980,094	$4,187,170	$4,859,984	$5,347,587
Stockholders' Equity	$1,778,319	$1,688,537	$1,647,796	$1,626,344	$1,717,122
Cash Dividends	$ 51,007	$ 51,034	$ 51,043	$ 51,962	$ 55,483
Pre-tax Return on Average Equity	14.1%	10.3%	5.6%	27.2%	37.3%
Return on Average Equity	9.2%	7.1%	4.4%	17.2%	22.9%
Net Earnings as a Percent of Net Revenues	6.4%	5.4%	3.1%	10.5%	13.7%
Average Common and Common Equivalent Shares Outstanding (Diluted)	80,990	81,177	81,282	83,925	93,814
Average Common Shares Outstanding (Basic)	80,031	80,133	80,013	82,096	92,140

CONDENSED CONSOLIDATED BALANCE SHEETS

A.G. Edwards, Inc.

(Dollars in thousands, except per share amounts)	February 29, 2004	February 28, 2003
Assets		
Cash and cash equivalents	$ 107,565	$ 97,552
Cash and government securities, segregated under federal and other regulations	373,726	103,714
Securities purchased under agreements to resell	22,355	220,000
Securities borrowed	106,034	77,130
Receivables:		
Customers, less allowance for doubtful accounts of $45,593 and $44,508	2,351,136	2,038,807
Brokers, dealers and clearing organizations	14,693	22,469
Fees, dividends and interest	90,053	60,051
Securities inventory, at fair value:		
State and municipal	292,741	316,172
Government and agencies	30,806	50,134
Corporate	104,974	75,599
Investments	298,441	237,183
Property and equipment, at cost, net of accumulated depreciation and amortization of $639,756 and $579,225	498,706	526,387
Deferred income taxes	94,191	93,775
Other assets	49,638	61,121
	$4,435,059	$3,980,094
Liabilities and Stockholders' Equity		
Short-term bank loans	$ 28,300	$ 40,000
Checks payable	257,566	236,525
Securities loaned	231,438	227,356
Payables:		
Customers	1,125,014	960,679
Brokers, dealers and clearing organizations	153,451	134,911
Securities sold but not yet purchased, at fair value	44,908	35,440
Employee compensation and related taxes	440,764	346,292
Deferred compensation	206,734	170,690
Income taxes	13,588	15,222
Other liabilities	154,977	124,442
Total Liabilities	2,656,740	2,291,557
Stockholders' Equity:		
Preferred stock, $25 par value:		
Authorized, 4,000,000 shares, none issued	-	-
Common stock, $1 par value:		
Authorized, 550,000,000 shares		
Issued, 96,463,114 shares	96,463	96,463
Additional paid-in capital	292,699	289,028
Retained earnings	2,029,562	1,943,325
	2,418,724	2,328,816
Less: Treasury stock, at cost (15,936,194 and 15,737,245 shares)	640,405	640,279
Total Stockholders' Equity	1,778,319	1,688,537
	$4,435,059	$3,980,094

The condensed consolidated financial statements should be read in conjunction with the A.G. Edwards Annual Report on Form 10-K.

CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS

A.G. Edwards, Inc.

Year Ended (In thousands, except per share amounts)	February 29, 2004	February 28, 2003	February 28, 2002
Revenues			
Commissions	$1,093,222	$ 895,019	$ 950,025
Asset management and service fees	684,729	625,626	659,282
Principal transactions	296,886	311,124	319,684
Investment banking	321,861	251,180	256,429
Interest	95,792	106,027	171,968
Other	6,384	10,239	6,592
Total Revenues	2,498,874	2,199,215	2,363,980
Interest expense	2,519	5,214	25,567
Net Revenues	2,496,355	2,194,001	2,338,413
Non-Interest Expenses			
Compensation and benefits	1,649,408	1,453,671	1,557,720
Communication and technology	272,047	282,603	295,353
Occupancy and equipment	137,617	134,149	133,240
Marketing and business development	46,853	40,177	41,612
Floor brokerage and clearance	22,495	22,464	21,912
Other	122,661	89,503	114,056
Restructuring	–	–	82,462
Total Non-Interest Expenses	2,251,081	2,022,567	2,246,355
Earnings Before Income Taxes	245,274	171,434	92,058
Income Taxes	85,789	52,606	20,557
Net Earnings	$ 159,485	$ 118,828	$ 71,501
Earnings Per Share:			
Diluted	$ 1.97	$ 1.46	$ 0.88
Basic	$ 1.99	$ 1.48	$ 0.89

The condensed consolidated financial statements should be read in conjunction with the A.G. Edwards Annual Report on Form 10-K.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

A.G. Edwards, Inc.

Year Ended (In thousands)	February 29, 2004	February 28, 2003	February 28, 2002
Cash Flows From Operating Activities:			
Net earnings	$ 159,485	$ 118,828	$ 71,501
Noncash and nonoperating items included in earnings:			
Depreciation and amortization	127,296	131,903	123,125
Expense of restricted stock awards	29,384	19,415	22,568
Deferred income taxes	(416)	(315)	(22,443)
Loss on investments, net	598	9,193	5,625
Allowance for doubtful accounts	1,274	9,009	27,056
Restructuring charge	–	–	52,395
(Increase) decrease in operating assets:			
Cash and government securities, segregated	(270,012)	(10,793)	(14,466)
Securities purchased under agreements to resell	197,645	(175,177)	(27,471)
Securities borrowed	(28,904)	(8,866)	59,064
Receivable from customers	(313,603)	412,937	797,411
Receivable from brokers, dealers and clearing organizations	7,776	22,146	(14,301)
Fees, dividends and interest receivable	(30,002)	15,953	(5,070)
Securities inventory	13,384	(64,397)	(84,192)
Trading investments, net	(43,478)	(20,739)	47,655
Other assets	11,504	18,093	(36,805)
Increase (decrease) in operating liabilities:			
Checks payable	21,041	(3,082)	(12,951)
Securities sold under agreements to repurchase	–	(45,861)	45,861
Securities loaned	(19,824)	(4,549)	(98,699)
Payable to customers	164,335	(21,692)	83,280
Payable to brokers, dealers and clearing organizations	18,540	(6,600)	18,427
Securities sold but not yet purchased	9,468	5,240	(994)
Employee compensation and related taxes	94,472	(45,895)	(105,974)
Deferred compensation	36,044	(14,309)	9,404
Income taxes	(1,582)	9,409	(40,858)
Other liabilities	30,535	(3,483)	26,842
Net cash from operating activities	214,960	346,368	925,990
Cash Flows From Investing Activities:			
Purchase of property and equipment, net	(99,615)	(127,007)	(190,808)
Purchase of other investments	(27,004)	(18,116)	(72,926)
Proceeds from sale or maturity of other investments	8,626	10,433	19,695
Net cash from investing activities	(117,993)	(134,690)	(244,039)
Cash Flows From Financing Activities:			
Short-term bank loans	(11,700)	(67,300)	(212,500)
Securities loaned	23,906	(42,630)	(407,432)
Employee stock transactions	57,323	60,967	58,428
Purchase of treasury stock	(105,455)	(114,500)	(85,137)
Cash dividends paid	(51,028)	(51,088)	(50,889)
Net cash from financing activities	(86,954)	(214,551)	(697,530)
Net Increase (Decrease) in Cash and Cash Equivalents	10,013	(2,873)	(15,579)
Cash and Cash Equivalents, at Beginning of Year	97,552	100,425	116,004
Cash and Cash Equivalents, at End of Year	$ 107,565	$ 97,552	$ 100,425

Interest payments, nèt of amounts capitalized of $925, $2,565 and $2,044, totaled $2,616 in 2004, $5,494 in 2003 and $29,304 in 2002.

Income taxes paid totaled $87,668 in 2004, $43,223 in 2003 and $85,947 in 2002.

Supplemental disclosures of noncash financing activities: Restricted stock awards granted totaled $30,637 in 2004, $21,738 in 2003 and $24,614 in 2002.

The condensed consolidated financial statements should be read in conjunction with the A.G. Edwards Annual Report on Form 10-K.

Deloitte.

To the Board of Directors and Stockholders
of A.G. Edwards, Inc.:

We have audited the consolidated balance sheets of A.G. Edwards, Inc. and subsidiaries (the "Company") as of February 29, 2004, and February 28, 2003, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended February 29, 2004. Such consolidated financial statements and our report thereon dated April 26, 2004, expressing an unqualified opinion (which are not included herein), are included in the Company's Annual Report on Form 10-K. The accompanying condensed consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on such condensed consolidated financial statements in relation to the complete consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated balance sheets as of February 29, 2004, and February 28, 2003, and the related condensed consolidated statements of earnings and cash flows for each of the three years in the period ended February 29, 2004, is fairly stated in all material respects in relation to the basic consolidated financial statements from which it has been derived.

Deloitte & Touche LLP

St. Louis, Missouri
April 26, 2004

[illegible]T OF FINANCIAL RESPONSIBILITY

[illegible] to publicly held [illegible] confidence. As both an [illegible] company, A.G. Edwards [illegible] ensure that investors are [illegible] the practices and policies [illegible] are clients, shareholders, [illegible] providing financial information [illegible] accurate and complete picture [illegible]

[illegible] responsibility for the integrity and [illegible] financial statements, presented in [illegible] accounting principles. We [illegible] of accountants and internal [illegible] standards in execut[illegible] our firm and our shareholders. [illegible] standards and applies [illegible] business conduct. [illegible] listing requirements [illegible], our corporate governance [illegible]

- Independent directors represent the majority of our Board.
- Independent directors are the only members of our Board's Audit, Compensation, and Nominating and Corporate Governance Committees.
- The Audit, Compensation, and Nominating and Corporate Governance Committees make appropriate use of charters that clearly detail each committee's responsibilities.
- Independent directors meet at scheduled executive sessions without management.

Just as our financial consultants work to earn and maintain the trust of their clients, our management is dedicated to earning and maintaining the trust of our shareholders by staying true to our culture and applying the highest ethical standards to the oversight of our corporate assets. Our shareholders and our clients can share in management's confidence about A.G. Edwards' financial reporting and governance policies.

Robert L. Bagby
Chairman,
Chief Executive Officer

Douglas L. Kelly
Executive Vice President,
Chief Financial Officer

A.G. Edwards, Inc.







Front row:

[illegible] [2,3,4]
Executive Vice President,
Chief [illegible] Officer,
[illegible], Inc.,
Atlanta, Georgia

Robert L. Bagby [1]
Chairman of the Board,
Chief Executive Officer,
President

Back row:

Ronald J. Kessler [1]
Vice Chairman of the Board

Front row:

Peter B. Madoff [2,3,4]
Senior Managing Director,
Bernard L. Madoff Investment
Securities LLC,
New York, New York

Mark S. Wrighton [2,3,4]
Chancellor,
Washington University,
St. Louis, Missouri

Back row:

Samuel C. Hutchinson Jr. [2,3,4]
President,
Interface Construction Corp.,
Berkeley, Missouri

Dr. E. Eugene Carter [2,3,4]
Trustee,
Charlotte R. Boschan Trust,
Cambridge, Massachusetts

Member of A.G. Edwards, Inc.:
1 Executive Committee
2 Audit Committee
3 Compensation Committee
4 Nominating and Corporate Governance Committee

BOARD OF DIRECTORS

(As of April 15, 2004)

A.G. Edwards & Sons, Inc.

Robert L. Bagby[5,6]
Chairman of the Board,
Chief Executive Officer,
President,
29 years with A.G. Edwards

Mary V. Atkin[5,6]
Executive Vice President,
Corporate Strategy,
26 years with A.G. Edwards

Alex M. Bigelow
Senior Vice President,
Florida Regional Officer,
12 years with A.G. Edwards

Amelia A.J. Bond
Senior Vice President,
Public Finance,
17 years with A.G. Edwards

Bill Branson Jr.
Senior Vice President,
Northeast Regional Officer,
10 years with A.G. Edwards

Spencer B. Burke
Senior Vice President,
Corporate Finance,
9 years with A.G. Edwards

Donnis L. Casey[5]
Executive Vice President,
Director of Staff,
37 years with A.G. Edwards

Paul B. Coffee
Senior Vice President,
Western Regional Officer,
29 years with A.G. Edwards

Gene M. Diederich
Senior Vice President,
Mid-Central Regional Officer,
20 years with A.G. Edwards

David J. Diffenauer
Senior Vice President,
Customer Accounting,
33 years with A.G. Edwards

Benjamin F. Edwards IV
26 years with A.G. Edwards

Michael L. Essex
Senior Vice President,
Corporate Syndicate,
2 years with A.G. Edwards

Charles T. Forrest
Senior Vice President,
Fixed Income,
16 years with A.G. Edwards

Charles J. Galli[5]
Senior Vice President,
Home Regional Officer,
25 years with A.G. Edwards

Louis A. Ginocchio Jr.
Senior Vice President,
Great Lakes Regional Officer,
14 years with A.G. Edwards

Alfred E. Goldman[5]
Corporate Vice President,
Market Analysis,
44 years with A.G. Edwards

Richard F. Grabish[5]
Senior Vice President,
Assistant Director of
Sales & Marketing,
23 years with A.G. Edwards

William R. Hatcher
Senior Vice President,
Mid-Atlantic Regional Officer,
11 years with A.G. Edwards

Douglas L. Kelly[5,6]
Executive Vice President,
Secretary, Treasurer,
Chief Financial Officer,
Director of Law & Compliance,
Director of Administration,
10 years with A.G. Edwards

Ronald J. Kessler[5,6]
Vice Chairman of the Board,
Executive Vice President,
Director of Operations,
36 years with A.G. Edwards

Oliver M. Langenberg[6]
Senior Vice President,
Institutional Sales and
Research,
43 years with A.G. Edwards

John F. Lee
Senior Vice President,
Pacific Coast Regional Officer,
17 years with A.G. Edwards

Peter M. Miller[5,6]
Executive Vice President,
Director of Sales & Marketing,
15 years with A.G. Edwards

William C. Mitchell
Senior Vice President,
Eastern Regional Officer,
14 years with A.G. Edwards

Thomas N. O'Donnell
Senior Vice President,
President, A.G. Edwards
Trust Company FSB,
9 years with A.G. Edwards

John C. Parker[5]
Executive Vice President,
President, A.G. Edwards
Technology Group, Inc.,
Chief Information Officer,
2 years with A.G. Edwards

Paul F. Pautler[5]
Executive Vice President,
Director of Capital Markets,
6 years with A.G. Edwards

Robert A. Pietroburgo[5,6]
Executive Vice President,
Director of Branches,
17 years with A.G. Edwards

Joseph G. Porter
Senior Vice President,
Assistant Director of
Administration,
Assistant Treasurer,
21 years with A.G. Edwards

John D. Quinn
Senior Vice President,
Securities Accounting,
35 years with A.G. Edwards

Donald N. Robinson
Senior Vice President,
Central Regional Officer,
30 years with A.G. Edwards

Michael Scafati
Senior Vice President,
Managed Products,
32 years with A.G. Edwards

Daniel J. Schaub
Senior Vice President,
NASDAQ/OTC Trading,
23 years with A.G. Edwards

David C. Sprowl
Senior Vice President,
Southwest Regional Officer,
30 years with A.G. Edwards

Brian C. Underwood
Senior Vice President,
Compliance,
20 years with A.G. Edwards

Charles J. VanGronigen
Senior Vice President,
Training & Development,
30 years with A.G. Edwards

Gregory P. Vitt
Senior Vice President,
Information & Order Processing,
26 years with A.G. Edwards

William J. Winter Sr.
Senior Vice President,
Assistant Treasurer,
37 years with A.G. Edwards

Cecil B. Wright III
Senior Vice President,
Southeast Regional Officer,
30 years with A.G. Edwards

Charles V. Zurfluh
Senior Vice President,
Branch Operations,
40 years with A.G. Edwards

Member of A.G. Edwards & Sons, Inc.:
5 Executive Committee
6 Finance Committee

BOARDS OF DIRECTORS

(As of April 15, 2004)

A.G. Edwards Technology Group, Inc.

Robert L. Bagby
Chairman of the Board and
Chief Executive Officer

John C. Parker
President

Mary V. Atkin
Donnis L. Casey
Charles J. Galli
Alfred E. Goldman
Richard F. Grabish
Douglas L. Kelly
Ronald J. Kessler
Peter M. Miller
Paul F. Pautler
Robert A. Pietroburgo

A.G. Edwards Trust Company FSB

Richard F. Grabish
Chairman of the Board and
Chief Executive Officer

Thomas N. O'Donnell
President

Mary V. Atkin
Charles J. Galli
Douglas L. Kelly
Peter M. Miller
Michael Scafati
Charles V. Zurfluh

A.G.E. Properties, Inc.

Robert L. Bagby
Chairman of the Board

Douglas L. Kelly
President

Donnis L. Casey
Ronald J. Kessler

Gull-AGE Capital Group, Inc.

Douglas L. Kelly
Chairman of the Board
and President

AGE Investments, Inc.

Douglas L. Kelly
Director

A.G. Edwards Capital, Inc.

Paul F. Pautler
Chairman of the Board,
Chief Executive Officer
and President

Douglas L. Kelly
Ronald J. Kessler
Peter M. Miller
Michael Scafati

A.G. Edwards & Sons (U.K.) Limited

Douglas L. Kelly
Chairman of the Board

Peter M. Miller
Robert A. Pietroburgo

Beaumont Insurance Company

Douglas L. Kelly
Chairman of the Board
and President

Julie S. Boucher
Diane M. Webster

BRANCH OFFICE MANAGEMENT

A.G. Edwards, Inc.

Alabama

Anniston
John M. Monroe

Birmingham
David H. Gilchrist Sr.

Dothan
Patricia A. Watson
Stafford L. Gregory

Fairhope
Katherine A. Monroe

Florence
Thomas T. Ross

Gadsden
Troy D. Wagnon

Gulf Shores
Craig O. Vinson Sr.

Huntsville
Benny N. Little

Inverness Center
Amy M. McLevaine

Mobile
Jere W. Marques

Montgomery
Jeffrey S. Sprague

Prattville
Rondy K. Smith

Selma
Thomas R. Boyd

Troy
Collin L. McCrary
Robert K.T. Cole Jr.

Arizona

Carefree
Josh Slocum

Chandler-Tempe
Theresa C. Clemmons

East Tucson
Kenneth C. Jacowsky

Flagstaff
David G. Broyles

Green Valley
William H. Olsen

Mesa
William R. Berg

Oro Valley
Ben Palazzo

Phoenix
Daniel L. Christy III

Pinnacle Peak
Robert E. Rittel

Prescott
Gerry M. Thornbro

Prescott Valley
Michael D. Woods

Scottsdale
John S. Abbs
Paul C. Ruble Jr.

Sierra Vista
Paula G. Beardsworth

Sun City
William C. Schlofman

Surprise
Michael J. Audisio

Tucson
Irving Mindes
William S. Fedor Jr.

Arkansas

Bella Vista
John E. McLelland

Berryville
Allen Rogers

Blytheville
Shirley C. Carman

Conway
Curtis R. Williams

El Dorado
Andy E. Allen

Fayetteville
Brian L. Keck

Fort Smith
Elton E. Rambin

Harrison
Ronald C. Richardson

Holiday Island Park
Paul K. Engskov

Hot Springs
Joseph K. Patrico

Hot Springs Village
Brenda E. Riley

Jonesboro
R. Arnold Cooper

Little Rock
Robert W. Tucker
Vallie B. Carney

Mountain Home
David W. Floyd

Pine Bluff
Walter K. Cash

Rogers
Steven R. Burkhead

Russellville
Danny C. Stobaugh

Springdale
Russell D. Beck

California

Arroyo Grande
Nathan F. Alvarado

Bakersfield
David D. Westerfeld

Beverly Hills
Mark A. Tobin

Carlsbad
Gary P. Endres

Chico
William D. Carson Jr.

Del Mar
Timothy P. Cronin

El Dorado Hills
Scott M. Nelson

Escondido
Jeffrey S. McCoy

Eureka
Laura K. Hussey

Fairfield
Glenn E. Holbert

Fallbrook
Robert W. Kuech

Fort Jones
Terence L. Ross

Fresno
Donald A. Vincenti

Grass Valley
D. Robert Frew

Hemet
Michael E. Hornkohl

Laguna Beach
Kenneth E. Hansen

Laguna Hills
Mark J. Robles

La Jolla
Michael W. Jennings

Lake San Marcos
Donald R. Overbeck

Lincoln Hills
James C. Lee

Lompoc
John E. Puscheck

Long Beach
Rahamin Suares

Modesto
Randall K. Anderson

Monterey
Charles M. Hetland

Napa
Gregory R. van Kesteren

Newport Beach
Timothy C. Metcalf

Oakland
Jon P. McGeath

Orange
Michael Markunas

Oroville
James H. Moll
Kevin D. Zeitler

Oxnard
Anthony A. Russo

Palm Desert
William C. Lacy

Palm Springs
Mark F. Blalock

Paradise
John W. Nelson

Pasadena
David P. Luna

Pleasanton
John P. Rohan

Redding
Brian D. Gruber

Redlands
Robert R. Heinze

Redwood Shores
Christopher W. Inglis
Stephen S. Carmichael

Riverside
Mary Carruthers

Roseville
John F. Lee*
Steven J. Hudgins

Sacramento
Robert A. Lakosil

San Diego
John J. Peluso

San Diego–North County
Robert R. Gonzales

San Francisco
Harry L. Sze

San Jose
Thomas P. Bjork

San Juan Capistrano
Robert W. Burns

San Luis Obispo
Glenn P. Johnson

San Rafael
Tomm E. Hudson

Santa Barbara
Americo J. Salvetti

Santa Maria
Nathan F. Alvardo

Santa Monica
Francis V. Bennett

Santa Rosa
Samuel D. Slayden

Sherman Oaks
Burt M. Pressman

Silicon Valley
Kenneth W. Green

Stockton
Larry D. Watts

Temecula
Steven W. Fillingim

Torrance
William E. Smith

Ukiah
Monte J. Hill

Visalia
James E. Wohlford

Walnut Creek
Douglas A. Potter

Westlake Village
Frank D. Covely

Colorado

Boulder
Dennis H. Kaboth

Cherry Creek
James B. Haass

Colorado Springs
Gary A. Backstrom
Richard A. Murphy

Denver
Michael A. Pappas
James A. Wiltshire

Durango
Scott L. Woods

Estes Park
Debra A. Grill

Evergreen
Robert C. Thompson

Fort Collins
Thomas R. Mapp

Grand Junction
Linda S. Arledge

Greeley
Rick L. Runyan

Greenwood Village
Paul B. Coffee*
Mark P. Fellows

Interlocken
Thomas E. Mahoney

Lakewood
James M. Wilday

Longmont
Ronald R. Billings

Loveland
Charles A. Bouchard

Pueblo
Corinne G. Koehler

Connecticut

Danbury
Arnold H. Rozany

Essex
Edward J. Brennan
Calvin C. Coburn

Farmington
John J. McDermott III

Glastonbury
Timothy A. Collins

Greenwich
Lawrence A. Baker

Hamden
Richard Pignone
Kimberly S. Hurd

Hartford
Patrick J. Sheehan

Mystic
Frederick C. Leonard

Norwalk
Martin P. McLaughlin Jr.

Southport
John J. Kubica Jr.

Waterford
Edwin Rachleff

Wilton
Paul A. Steffany

Delaware

Newark
Frank A. Alteri

District of Columbia

Washington, D.C.
William C. Mitchell*
Wallace L. Tart

Washington, D.C.–Downtown
Loren D. Evans

Florida

Boca Raton
James D. Edge

Bonita Springs
Mark S. Preston

Boynton Beach
Jeffrey L. Hill

Bradenton
Gary M. Knuckles

Cape Coral
Patrick S. Zych

Citrus Hills
Robert A. Noxon

Clearwater
Robert W. Hicks

Clermont
Kelly J. Cartier

Coral Gables
Silvano R. Vizoso Jr.

Daytona Beach
John D. Carl

Destin
Edmond Waters

Englewood
Burton E. Mason

Eustis
Frederick S. Lipp

Fort Lauderdale
Michael J. O'Mara

Fort Myers
Mark T. Chase
James A. Nolte

Fort Pierce
Francis E. Campbell

Fort Walton Beach
Daniel R. Cauley

Gainesville
Beverly J. Loy

Indialantic
Gerald B. Goodchild

Jacksonville
Peter J. Hogan

Lake Mary
John R. Snively

Lake Worth
Daniel Silvestri

Marco Island
Terrence J. McCreanor

Melbourne
Thomas W. Sinclair

Merritt Island
Robert W. Sullivan

Naples
Robert E. Price

Ocala
John H. Decker Jr.

Orlando
Robert S. Fox

Ormond Beach
David S. Remey

Palm Beach Gardens
James A. Collins

Panama City
August F. Yanke

Panama City Beach
Malissa E. Romack

Pensacola
Eugene R. Borcz
William C. Westfall Jr.

Port Charlotte
Joshua M. Howell

Port Richey
Scott M. Moore

Punta Gorda
Brian J. Mariash

St. Armands Key
Sally J. White

St. Augustine
Thomas E. Dotson II

St. Petersburg
Arthur J. Zelenak Sr.

Sarasota
Paul D. Buskey

Sebring
John R. Clark

Seminole
Larry P. Rudolph

Spring Hill
Charles M. Fernandez

Stuart
Robert J. Sander

Sun City Center
Richard W. Sheffield

Tallahassee
John B. Mackie

Tampa
Robert B. Moler Jr.

The Villages
Tracy M. Belton

Titusville
David D. David

Venice–North
Bruce W. Haltinner

Venice–South
John W. Holic

Vero Beach
John D. Orcutt Jr.

Viera
Thomas R. Bedor

West Palm Beach
Alex M. Bigelow*
Larry E. Bernstein

Winter Haven
Ronald W. Snyder

Zephyrhills
Nancy D. Cook

Georgia

Albany
Marilyn C. Hedrick

Americus†
Robert H. Sternenberg

Athens
Paul A. Bingham Jr.

Atlanta
William J. Huston
John K. Coggins Jr.

Augusta
W. Neal Hines

Brunswick
Kevin C. Lokey

Canton
Judy T. Ross

Columbus
Janice E. Hutson

Dalton
Gary B. Oliver

Gainesville
Alan C. Crumley
Warren D. Stribling

Greensboro
Richard D. Newsom Jr.

Griffin
Michael S. Cain

Johns Creek
Roland H. deLiniere

Macon
John A. Wood

Marietta
Parks H. Brown Jr.

Milledgeville
William G. Neely III

Rome
Cecil B. Wright III*

Roswell
James M. Broadway

Sandy Springs
Tiberio P. DeJulio

Savannah
Thomas J. Hussey

Thomasville
William J. McCollum

Tifton
Yancey F. Carter III

Hawaii

Honolulu
Tobias M. Martyn

Idaho

Boise
Jerry L. Beto

Coeur d'Alene
Paul C. Barone

Idaho Falls
Fred T. Finlayson

Ketchum
James R. Everitt

Pocatello
Mark N. Buckalew

Twin Falls
Frederick C. Nelson

Illinois

Alton
Neil R. Harrison

Arlington Heights
Richard A. Ceffalio Jr.

Aurora
Kevin A. Skogsberg

Barrington
Steven P. Fromm

Belleville
Rodney D. Vaught
Robert D. Maurer

Bloomington
Charles A. Norman

Carbondale
Barbara J. Blacklock

Champaign
Phillip B. Blankenburg

Charleston
Dan R. Cunningham

Chicago–Loop
Jeffery L. Bidstrup

Chicago–Michigan Avenue
Pamela M. Olah

Chicago–Union Station
James A. Talley
Michael J. Krause

Danville
Keith R. Souza

Decatur
Mary K. Paulin

Edwardsville
Richard R. Sims

Effingham
Kent C. Schmidt

Elgin
Robert L. Schrieber

Freeport
Steven E. Glaze

Galesburg
Sid V. Carlson

Geneseo
Brian J. Gernant

Geneva
Freeman S. Reed

Jacksonville
Michael H. Lansden

Joliet
Warren C. DeNardo

Lake Forest
Mark D. Aigner

Lincoln
Philip M. Dehner

Lisle
Michael J. Lantz

Macomb
Mary E. Downey

Morris
Edward L. Capko

Mount Vernon
Cynthia L. Jones

Naperville
Vicky S. Campbell

Oakbrook
Robert D. Gagnon

Orland Park
Donald G. Sharko

Palos Heights
David C. Heide

Peoria
Thomas R. Henrichs

Peru
David A. Claggett

Quincy
Richard V. Marcolla

Rockford
Martin L. Smith

Roselle
Jay A. Cunningham

St. Charles
Craig S. Morgan

Skokie
Alan S. Dubrow

Springfield
Craig R. Schermerhorn
Anthony M. Guzzardo

Waterloo
Gary W. Hency

Willowbrook
Michael S. Ludlow

Woodstock
Dennis L. Anderson
Virgil R. Smith

Indiana

Anderson
Paul B. Church

Auburn
Darrell G. Douglas

Bloomington
Daniel F. Davila

Carmel
Theodore J. Sturges

Chesterton
Mark S. Lazart

Columbus
Jeremy S. Donaldson

Evansville
Stephen H. Merrick

Fishers
Scott T. Wolfrum

Fort Wayne
James C. Smith

Greenwood
Anthony C. La Rosa

Indianapolis
Dean J. Abplanalp

Kokomo
Michael V. Ricci

Merrillville
H. Dean Davis

Muncie
Katherine M. Onieal

New Albany
Timothy W. Newman

Richmond
Donald E. Bates Jr.

South Bend
Douglas L. Piazza
Edward L. Patzer

Terre Haute
Rodney R. Heefner

Iowa

Burlington
Frederick A. Scholer

Cedar Rapids
Mark J. Nolan

Coralville/Iowa City
Darrel G. Courtney

Davenport
Stanley M. Reeg

Des Moines
David L. Jones
Douglas A. West

Dubuque
Dennis J. Houlihan

Fort Madison†
Joel S. Bobb

Keokuk
Heather J. Barnett

Marshalltown
Jay P. Merryman

Mason City
Robert M. Zishka

Mount Pleasant
Patrick J. McCabe

Sioux City
Michael J. Woods

Storm Lake
Alan E. Bowles

Waterloo
Ronald J. Fiacco
Richard D. Pilipchuk

Kansas

Abilene
Patricia M. O'Malley-Knox

Garden City
Sean P. Thayer
Randall A. Fisher

Hutchinson
Roger D. Gatton

Independence
Robert J. Miller

Lawrence
Jerald L. Samp

Liberal
Thomas C. Mein

Manhattan
Jayson C. Kaus

Overland Park
Gene M. Diederich*
Martin C. Bicknell
Herbert S. Sih

Pittsburg
Darrel B. Markley

Salina
Kenneth M. Wedel

Wichita
Roger A. Buller

Kentucky

Ashland
Mark G. Compston

Bowling Green
Marc W. Evans

Lexington
James E. Schroth

London
Richard D. Reynolds

Louisville
John J. Wingfield

Owensboro
Larry H. Beisel Jr.

Paducah
John A. Williams Jr.

Somerset
James S. Morrison
Eugene C. Richardson

Louisiana

Alexandria
Lucien A. Branch Jr.
Bart B. Schmolke

Baton Rouge
Gerald T. Goss
Robert G. Hazel

Franklinton
Thomas M. Lewis

Hammond
Frank J. van Mullem

Jennings
Keith J. Broussard

Lafayette
Thomas W. Grote

Lake Charles
Glenn R. Granger
Reed Mendelson Jr.

Mandeville
Allen J. Catalanotto

Monroe
Douglas T. Farr

Natchitoches
William H. Cross

New Orleans
Allen J. Catalanotto

Opelousas
Gregory M. Bordelon

Ruston
Bobby J. Conville Jr.

Shreveport
Clyde B. French

Maine

Auburn
Christopher C. Coburn

Bangor
Alan W. Miller

Camden
Glenn E. Buckingham

Portland
R. Bartlett Osgood III

Waterville
David F. Radsky

Maryland

Annapolis
Malcolm C. Foster

Baltimore
Richard K. Sutor

Bel Air
Herbert F. Otto

Easton
R. Barry Drew

Hunt Valley
Stephen G. Mitchell Sr.

Salisbury
Brian C. Timken

Massachusetts

Boston
Sarah G. Berry

Boston-Back Bay
Jeffrey K. Robles

Chelmsford
Daniel S. Hanley

East Harwich
Jon O. Laurell

Fall River
Richard B. Wolfson

Falmouth
Francis X. Keohane

Greenfield
Frederick M. Magee

Hingham
John M. Koulopoulos

Hyannis
David J. Mason

New Bedford
Joseph M. Barry Jr.

Newton Lower Falls
Eric H. Burt

Northampton
Marco Poletto

Peabody
E. Alan Freeman
Daniel R. Santanello

Pittsfield
Thomas W. Neely

Plymouth
Fred J. Gennelly

Springfield
John J. Sullivan Jr.

Worcester
Brian M. Elliott

Michigan

Ann Arbor
Michael J. Fulkerson

Battle Creek
Charles J. Carroll

Bay City
Karl H. Roth

Bloomfield Hills
Richard V. Hueter

Cascade
Todd H. Brandstadt

Clinton Township
Donald J. Van De Steene

Dearborn
John P. Mathey

Farmington Hills
Bruce B. Palen

Flint
Edwin E. Luke

Grand Rapids
James E. Marosi

Gross Pointe Woods
Craig J. Kohler

Holland
David J. Young

Jackson
James S. Grace

Kalamazoo
Jerry J. Cross

Marquette
Mark A. Aho

Midland
Doak R. Stolz
Richard L. Smith

Okemos
James L. Carter

Owosso
Paul A. Schluckebier

Port Huron
Thomas K. Andison

St. Joseph
Craig A. Herrington

Traverse City
Glenn C. Hirt

Troy
F. Daniel Mirabella

Minnesota

Duluth†
Stephen J. Reich

Eden Prairie
Ronald W. Erickson
Rick K. Kendall

Edina
Robert S. Hansen

Minneapolis
John R. Ekman

Minnetonka†
Ronald W. Erickson

Rochester
James S. Olson

Mississippi

Clarksdale
Hiram L. Dilworth

Columbus
Jim B. Ford Jr.

Gulfport
J. Doug Medley*
Marshall D. Lynch

Hattiesburg
Duane L. Raanes

Jackson
Hance W. McKenzie Jr.

Meridian
William S. Hudson

Oxford
Allen R. Kimbrell

Pascagoula
Michael F. Odom

Starkville
Robert M. Crosland III

Missouri

Branson
Mitchell L. Walker

Cameron
William L. Nash

Cape Girardeau
Marsha M. Limbaugh

Clayton
Blake R. Dunlop

Columbia
James G. Church
Robert P. Stansberry

Des Peres
Patrick J. Howley III

Festus
John D. McAtee Sr.

Florissant
Larry D. Richardson

Frontenac
Charles J. Galli*
Gerald H. Cooper

Hannibal
Kenneth W. Greger

Independence
Charles S. Cooper

Jackson
Timothy W. Gutwein

Jefferson City
Jon R. Gilstrap

Joplin
Bryan D. Vowels

Kansas City Plaza
Brian T. Wall

Kirksville
Rick F. Riley

Lebanon
Gregory V. Sullivan

Liberty
James J. Ballinger

Louisiana
Clyde E. Penrod

Moberly
Jerry C. Jeffrey

Osage Beach
Brian R. Zerr

Rolla
Mark T. Riefer

St. Charles
Steve A. Mahler

St. Joseph
Grover C. Musser

St. Louis–Downtown
Edward J. Costigan Jr.

Sikeston
Bart A. Grant

Springfield
David L. Burnette

Town & Country
Benjamin F. Edwards IV

Washington
Charles J. Trankler

Montana

Missoula
Roger T. Roy

Nebraska

Beatrice
Thomas L. Shutts

Grand Island
Dan A. Govier
John C. Stinson

Kearney
James R. Armagost

Lincoln
Loy U. Olson

North Platte
Kevin P. Kennedy Jr.

Omaha
Randall C. Peck

Nevada

Incline Village
Frederick C. Findeisen

Las Vegas
Fred T. Snyder

Reno
Daniel J. Woods

Summerlin
Stephen J. Murphy Sr.

New Hampshire

Claremont
Gisela M. Polleys

Concord
John W. Laverack Jr.
William A. Kearney

Hanover
E. Clinton Swift

Keene
James D. Talbert

Laconia
Richard V. Breton

Nashua
Richard T. Iannacone

New London
Philip D. Estabrook III

North Conway
Henry N. Forrest

Portsmouth
Rohe V. Pennington III

New Jersey

Bernardsville
Brian J. McCafferty

Cape May
Henry S. Brzyski

Cherry Hill
Walter J. Schwenk

Chester
Frank M. Taylor

East Brunswick
Michael J. Doherty

Green Village
William J. Drake

Hillsborough
Patricia L. Halpern

Morristown
Joseph J. Bancheri

Northfield
Donald N. Levy

Oradell
Joseph Buono
Grace M. Galvin

Princeton
Constantine Giviskos

Rockaway
Fred K. Ecke Jr.

Short Hills
Richard M. Barber

Spring Lake
James J. Coughlin

Voorhees
Charles J. McAfee

Warren
Walter W. Roth

New Mexico

Albuquerque
David M. Adams

Las Cruces
Bruce A. Reed

Roswell
Brian D. Stokes

Santa Fe
Robert E. Bennett

New York

Albany
Terry L. Jandreau

Binghamton
Carol A. Eurillo

Buffalo
Karl I. Riner

Corning
David W. Davies

Garden City
Michael J. DiSilvio

Glen Cove
Michael W. Hordy

Hudson Valley
Jeffrey T. Zelin

Huntington
Frank J. Signorelli

Ithaca
Catherine L. Mawicke

Lake Placid
Charles G. Cowan

New York City–Midtown
J. William Forrester

Olean
Lynn R. Johnson

Oneonta
Frank G. Burden
Edward J. Curley

Port Jefferson
Jeffrey D. Thiele

Rochester
Joseph E. Klarberg

Smithtown
Kevin A. Healy

Southampton
Michael W. Kreimer

Syracuse
Randall J. Powers
Bill Branson Jr.*

Utica
Eugene L. D'Amico Sr.

White Plains
Neal J. Baumann

North Carolina

Asheboro
Joseph G. Thomas

Asheville
Roger H. Aiken

South Asheville
William M. Pomeroy

Ballantyne
Walter C. Martin

Burlington
James D. Mackintosh III
Shannon S. Mackintosh

Charlotte
David S. Younts

Fayetteville
S. Lynn Legatski

Greensboro
Steven B. Holbrook

Greenville
Herbert L. Ormond III

Hendersonville
Scott E. Price

Hickory
Clifford J. Watts III

Highlands
Steven R. Perry

High Point
Paul A. Vidovich

Lake Norman
Kevin D. Phillips

Morehead City
Phillip B. Nelson

Raleigh
Alexander Mihajlov

Rocky Mount
Barden Winstead Jr.

Shallotte
Carolyn B. Felton

Southport
Albert Elrod

Tryon
Robert M. Tobey

Wilmington
Michael A. Faulkenbury

North Dakota

Bismarck
Irvin A. Smith III

Fargo
Charles E. Hanish

Grand Forks
Keith A. Bjerk

Jamestown
Rick E. Bosche

Ohio

Akron
Thomas A. Jewett

Ashtabula
Daniel M. Huffman

Blue Ash
James R. Williams

Cambridge
Tommy D. Davey

Chardon
Terry R. Campbell

Chillicothe
Tom D. Hamsher

Cincinnati
Louis A. Ginocchio Jr.*
Arthur L. Fischer

Cleveland
John N. Janoch

Columbus
Brent A. Markley

Dayton
Roger B. Chudde

Dublin
Jason J. Hull

Findlay
Edward F. Abbey Jr.

Lancaster
Thomas K. Lally

Lima
Phillip L. Trueblood

Mansfield
Christopher L. Nuetzel

Medina
Joseph A. Hanna

Mentor
Samuel D. Baio

Toledo
Gerald L. Sliemers

Troy†
Phillip M. Jones

Westlake
Kurt A. Faulhaber

Worthington
Martin E. VandenBroek

Zanesville
Jay J. Gruenebaum

Oklahoma

Bartlesville
George L. Sneed

El Reno
Thomas H. Avant

Enid
Alan G. Stong

Grove
David L. East

Lawton
Brendan Wolverton

Oklahoma City
Barry D. Gangwer

Ponca City
Patrick J. Mulligan

Stillwater
Don E. Terry

Tulsa
George E. Ferguson

Oregon

Bend
John K. Aspell

Corvallis
Andrew E. Jones

Eugene
Gary L. Feldman

Medford
David R. McDermott

Portland
Mark E. Olsen

Portland–Downtown
James L. McCulley

Roseburg
Melvin G. Duncan

Salem
Clark D. Bowen

West Linn
Janet M. Hudson

Pennsylvania

Abington
George A. Porreca Jr.

Beaver
Stephen P. Patrick

Bethlehem
Scott A. Brantingson

Greensburg
Robert A. Moffet Jr.

Harrisburg
Richard J. Beatty

Meadville
Robert C. Asmus

Media
Timothy E. Griffith

Peters Township
James L. Lockerman

Pittsburgh
Nancy J. Lynches

Scranton
Keith R. Kleinman

Sewickley
Charles Kolias

Sharon
Ronald J. Koshar

South Hills
Stephen P. Patrick
Rande T. Casaday

Rhode Island

Charlestown
Dennis P. McGuire

Newport
James L. Carroll

Providence
Robert L. Capone

South Carolina

Aiken
William G. Paschal

Beaufort
William C. Tumlin
William R. Hatcher*

Bluffton
Todd H. Crutchley

Charleston
James B. Platzer

Columbia
James N. Pulliam Jr.

Florence
Frank J. Brand II

Greenville
D. Michael Plemmons

Hilton Head Island
John C. Levy

Inman
Janice C. Farrell

Laurens
Collie W. Lehn

Myrtle Beach
Ruell L. Hicks Jr.

Pawleys Island
Michael J. Hirsch

Seneca
Jesse E. Wright III

Spartanburg
William T. Brown

Sumter
William H. Barnes II

South Dakota

Aberdeen
Richard W. Niebuhr
Craig D. Golz

Huron
Sherman E. Gose
Steven R. Gohn

Mitchell
Dennis M. Martin

Rapid City
Patrick D. Malone
Emiel E. Belzer

Sioux Falls
Joseph C. Wood

Watertown
Thomas C. Beadnell

Tennessee

Chattanooga
Joseph E. Petty

Johnson City
Gregory G. Schuette

Knoxville
William K. West III

Memphis
Charles H. Long Jr.

Morristown
Crampton H. Helms

Nashville
William H. Eskind

Texas

Abilene
Gerald A. Galbraith

Addison
John O. Norwood

Amarillo
Jesse C. Miller

Arlington
Jack R. Alexander Jr.

Austin
Hollis L. Jefferies Jr.

West Austin
Thomas T. Langmead

Beaumont
Michael W. Morgan

Brownsville
Randy D. Edington

Bryan
David T. Hoppess
Robert L. Allen

Champion
Brett A. Tynes

Clear Lake
Nolan S. Caldwell

Conroe
Donald W. Kainer

Corpus Christi
Matt P. Paul

Dallas
Kent D. Mitchell

Denton
R. Kyle Ratcliff

DFW-Mid Cities
Stephen T. Campbell

El Paso
Linda S. Cortese

Fort Worth
Terry C. Hayes

Galveston
Marshall D. Stein

Georgetown
Michael D. Cooke

Harlingen
Sam T. Hahs

Houston
Robert L. Rogers

Downtown Houston
Philip D. Gundy

Katy
Arthur E. Harding

Kerrville
Susan L. Halpin

Kingwood
Mark A. Owens

Lake Jackson
Gary L. Foose Jr.

Laredo
Oscar O. Lopez

Las Colinas
Cordell White

Lewisville
Dan H. Barlow

Longview
Dave L. Spurrier

Lubbock
Bill D. Lane

Lufkin
John P. Friesen

Marble Falls
Charles L. Bowen

McAllen
Gregory A. Douglas

McKinney
Allison D. Tarpley
Ricky L. Brewer

Memorial City
Richard W. Ashcroft

Midland
Bhupendra K. Agrawal

Nacogdoches
John D. Montfort

Odessa
Charles R. Eubanks

Palestine
Charles M. Bennett

Pampa
Gregory G. Brown

Paris
Robert M. Smith

Park Cities-Dallas
Edward H. Ladd III

Plano
Jimmy J. Beale

Rockwall
James E. Koestner

San Angelo
Robert G. Allcorn

San Antonio
Dennis N. Kamphoefner

San Antonio-Stone Oak
Jonathan F. Thrall

Sherman
David C. Sprowl*
Gail W. Utter

Sugar Land
Douglas O. Elliott

Temple
John R. Holmes Sr.

Texarkana
Scott DuBois
Judy Carmeli

The Woodlands
William D. Stigall

Tyler
Brent S. Lemons

Victoria
William L. Holter

Waco
Keith A. Ferguson

Wichita Falls
Ralph A. Grantom

Utah

Draper
Michael C. Forbes

Logan
Nolan P. Gunnell

Salt Lake City
L. Rand Jolley

Vermont

Barre
David C. Johns

Brattleboro
Frances K. Stotz

Burlington
Paul M. Andrew Jr.

Manchester
Katherine W. Traver

St. Johnsbury
Robert A. Daniels

Virginia

Alexandria
Frank E. Key Jr.

Charlottesville
James B. Neligan

Danville
L. Parker Perkins III

Gloucester
Scott W. Haley

Harrisonburg
Daniel E. Grandstaff

Leesburg
Katherine M. Owens

McLean
Bradford R. Coyle

Norfolk
Robert J. Ballard

Richmond
Lee P. Dudley

Roanoke
Richard W. Wertz
Robert H. Kulp

Tazewell
Jeffrey D. Murray

Washington

Bellingham
Scott A. Hume

Chehalis
Judith G. Archibald

Colville
Susan M. Poe

Edmonds
Douglas M. Reilly

Kirkland
David A. Feller

Mount Vernon
Arthur E. Larvie

Seattle
Kim R. Salzwedel

Spokane
Chadwick C. Gladhart
Donald L. Cutler

Tacoma
Albert Sullivan

Vancouver
Dean G. Alsup

West Virginia

Bluefield
Alfred E. Garrett

Charleston
Michael N. Barnett

Huntington
Garry L. McClure

Morgantown
Kevin K. Wilson

Wisconsin

Appleton
Graham A. Werner
James W. Hietpas

Beaver Dam
Calvin L. Hemling
Mark M. Killingsworth

Brookfield
Robert M. Derks

Burlington
Michael P. Sonnichsen

Eau Claire
Michael D. Markin

Elkhorn
Tyson J. Ray

Fond du Lac
Jay H. Weiland

Franklin
Ellen M. Duhamel

Green Bay
Richard G. Kellogg

Janesville
Michelangelo J. Lamendola

La Crosse
Edward S. Neuman

Madison
A. Paul Olsen

Manitowoc
Jeffrey R. Kuklinski

Mequon
Richard L. Davis

Milwaukee
Thomas J. Caufield

Oconomowoc
Patricia A. Bundy

Oshkosh
Ronald L. Gray

Sturgeon Bay
David L. Harris

Wausau
Edward C. Fox III

Wyoming

Cheyenne
David E. Foreman

Jackson Hole
Kelly D. Lockhart

*Regional Officer
†Branch opened after February 29, 2004

London, England

A.G. Edwards & Sons (U.K.) Limited
Angus L. Carlill

Geneva, Switzerland

A.G. Edwards & Sons (U.K.) Limited
Guenther A. Pahlke

Annual Meeting

The 2004 Annual Meeting of Shareholders will be held at the Company's headquarters, One North Jefferson, St. Louis, Missouri, on Thursday, June 24, 2004, at 10 a.m. (CDT). The Notice of Annual Meeting, Proxy Statement and Proxy Voting Card are mailed in May to each shareholder. The Proxy Statement describes the items of business to be voted on at the Annual Meeting and provides information on the Board of Directors' nominees for director and their principal affiliations with other organizations as well as other information about the Company.

Dividend Payment Dates

The next four anticipated dividend payment dates are July 1 and October 1, 2004, and January 3 and April 1, 2005.

SEC Filings and Other Reports

A.G. Edwards' Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to these reports are available at no charge from the Company's Web site (www.agedwards.com) and:

Secretary, A.G. Edwards, Inc.
One North Jefferson
St. Louis, Missouri 63103

For those shareholders who would like to receive their A.G. Edwards proxy statements and annual reports online, please register using the following Web site: www.icsdelivery.com/age.

For additional financial information about A.G. Edwards, please see the "Investor Relations" section under "About A.G. Edwards" at www.agedwards.com.

Stock Exchange Listing

A.G. Edwards, Inc. stock is traded on the New York Stock Exchange under the symbol AGE. The approximate number of shareholders on February 29, 2004, was 24,100.

Registrar/Transfer Agent

The Bank of New York
Shareholder Relations Department–11E
P.O. Box 11258
Church Street Station
New York, New York 10286-1258
(800) 524-4458
www.stockbny.com

Account Protection Package

The securities held by A.G. Edwards & Sons, Inc. for client accounts are protected up to $500,000, including up to $100,000 for cash claims, by the Securities Investor Protection Corporation (SIPC). Securities and cash held in client accounts are provided additional protection by a commercial insurance company to the full value of the account (as determined by SIPC). Effective August 15, 2004, this additional protection will be renewed with Customer Asset Protection Company (CAPCO), in which Edwards has an approximate 7 percent ownership interest. CAPCO is a licensed New York insurance company that will provide excess SIPC coverage for institutional and individual brokerage accounts at A.G. Edwards and for other broker-dealers.

Exchange Memberships

A.G. Edwards companies are members of all major domestic stock and commodity exchanges, including the American, Boston, Chicago, New York, Pacific and Philadelphia stock exchanges; the Chicago Board Options Exchange; the Chicago Board of Trade; the Chicago Mercantile Exchange; the New York Board of Trade; the New York Mercantile Exchange; and other commodity exchanges. A.G. Edwards companies are also members of the National Futures Association and the National Association of Securities Dealers, Inc.


EDWARDS
FULLY INVESTED IN OUR CLIENTS

A.G. Edwards, Inc.
One North Jefferson
St. Louis, Missouri 63103
(314) 955-3000
www.agedwards.com